UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           DUNES HOTELS & CASINOS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.50 PAR VALUE
                         (Title of Class of Securities)

                                    265440107
                                 (CUSIP Number)


                                  THOMAS STEELE
                        GENERAL FINANCIAL SERVICES, INC.
                             8441 E. 32nd Street N.
                                Wichita, KS 67226
                                 (316) 636-1070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GFS ACQUISITION COMPANY, INC.

2.    Check the appropriate Box if a Member of a Group          (a) /x/
                                                                (b) /  /
3.    SEC Use Only

4.    Source of Funds                                           WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items  2(d) or 2(e)                 / /

6.    Citizenship or Place of Organization                      KANSAS

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             3,187,500
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               3,187,500
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting
Person
                               3,187,500
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                              / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                 50.0%
                                                               (See Item 5)
14.   Type of Reporting Person                                          CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GENERAL FINANCIAL SERVICES, INC.

2.    Check the appropriate Box if a Member of a Group          (a) /x/
                                                                (b) /  /

3.    SEC Use Only

4.    Source of Funds                                            BK, WC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                 / /

6.    Citizenship or Place of Organization                       KANSAS

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             3,187,500
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               3,187,500
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting
Person
                               3,187,500
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                             /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                 50.0%
                                                                (See Item 5)

14.   Type of Reporting Person                                            CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      STEVE K. MILLER

2.    Check the appropriate Box if a Member of a Group           (a) /x/
                                                                 (b) /  /

3.    SEC Use Only

4.    Source of Funds                                          NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                 / /

6.    Citizenship or Place of Organization
                                                               UNITED STATES

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             3,187,500
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               3,187,500
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               3,187,500
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                             /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                                 50.0%
                                                                 (See Item 5)

14.   Type of Reporting Person                                             IN

     This Amendment No. 1 to Schedule 13D supplements the information contained in the Schedule 13D dated June 4, 1999 (the "Schedule 13D") filed by GFS Acquisition Company, Inc., a Kansas corporation ("GFS Acquisition"), General Financial Services, Inc., a Kansas corporation and sole shareholder of GFS Acquisition ("GFS"), and Mr. Steve K. Miller who owns 100% of GFS and is the sole officer and director of each of GFS and GFS Acquisition.

ITEM 1.    SECURITY AND ISSUER.

      No Change.

ITEM 2.    IDENTITY AND BACKGROUND.

      No change.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information in the Schedule 13D is supplemented with the following information.

      On various dates from June 10, 1999 to July 22, 1999, GFS Acquisition acquired an additional 87,500 shares of Common Stock ("Additional Shares") for $77,244.84. GFS Acquisition paid for the Additional Shares from its working capital funds. The purchase date, number of shares of Common Stock acquired and the purchase price per share of each acquisition of Additional Shares is described in the table set forth below:

        Purchase Date        No. of Shares       Price/Share

        June 10, 1999                2,500           $0.8416
        June 10, 1999                2,500            0.9187
        June 10, 1999                2,500            0.9187
        June 14, 1999                5,000            0.8723
        June 14, 1999               10,000            0.8925
        July 14, 1999               30,000            0.7771
        July 22, 1999               35,000            0.9556


ITEM 4.    PURPOSE OF TRANSACTION.

      The Information in the Schedule 13D is supplemented with the following additional information.

      As previously reported, on June 3, 1999, GFS purchased from the Federal Depository Insurance Corporation, as Manager of the FSLIC Resolution Fund, as successor-in-interest to the Federal Savings and Loan Insurance Corporation and as successor and assignee of EurekaBank, formerly know as Eureka Federal Savings and Loan Association (the "FDIC"), for $1,126,496.55 any and all rights and interests of the FDIC under an order issued on September 8, 1986 (the "Judgment") in the matter of Eureka Federal Savings and Loan Association v. John B. Anderson, Edith Anderson, Maxim, Inc., Dunes Hotels and Casinos Inc. and Baby Grand Corp., in the District Court, Clark County, Nevada, Case No. A245662, instituted in 1985. Pursuant to the terms of the Judgment, Mr. Anderson pledged 3,000,000 shares of Common Stock of the Dunes Hotels and Casinos, Inc. (the "Issuer") to secure the Judgment (the "Judgment Shares"). On June 3, 1999, GFS contributed its interest in the Judgment to GFS Acquisition. Mr. Anderson is in default under the Judgment and GFS Acquisition intends to exercise its rights under the Judgment and related security agreements to acquire direct ownership of the Judgment Shares. The Judgment Shares represent approximately 47.1% of the outstanding shares of Common Stock.

      On July 6, 1999, the Issuer filed a complaint in interpleader in the Superior Court of the State of California for the County of Yolo entitled Dunes Hotels and Casinos, Inc. vs. J.B.A. Investments, Inc., a Nevada Corporation, General Financial Services, Inc., a Kansas Corporation, GFS Acquisition Company, a Kansas Corporation, John B. Anderson, an Individual, Edith Anderson, an Individual, Cedar Development Company, a Nevada Corporation, Federal Deposit Insurance Corporation, a Federally Chartered Corporation, and Does 1-25, under case number CVCV99-993 (the "State Action"). At the time of filing the State Action, the Issuer deposited the Judgment Shares with the Court. The Issuer has reported that it filed the State Action to resolve conflicting claims concerning who has the power to transfer and otherwise dispose of the Judgment Shares and by whom voting and other rights connected with the Judgment Shares may be exercised.

      On July 9, 1999, GFS and GFS Acquisition filed a complaint against the Issuer in the United States District Court Northern District of New York (the "Federal Action") under case number 99-CV-1072 LEK/DRH. GFS and GFS Acquisition are seeking, among other things, a permanent injunction requiring the Issuer to give possession of the Judgment Shares to GFS and requiring the calling of a special meeting of the shareholders of the Issuer. GFS and GFS Acquisition are also seeking a preliminary injunction granting them similar relief pending the outcome of the action and granting expedited discovery.

      At this time, the reporting persons are unable to predict the outcome of the State Action or the Federal Action.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of July 22, 1999, GFS Acquisition beneficially owned 3,187,500 shares of Common Stock, which it believes to be slightly less than 50.0% of the outstanding shares of Common Stock of the Issuer. See also Items 3 and 4.

      As the sole shareholder of GFS Acquisition, GFS beneficially owns the 3,187,500 shares of Common Stock beneficially owned by GFS Acquisition on July 22, 1999. As described above, GFS believes these shares to be slightly less than 50.0% of the outstanding shares of Common Stock of the Issuer. See also Items 3 and 4.

      As the President, sole director and sole shareholder of GFS and President and sole director of GFS Acquisition, Mr. Miller beneficially owns the 3,187,500 shares of Common Stock beneficially owned by GFS Acquisition on July 22, 1999. As described above, Mr. Miller believes these shares to be slightly less than 50.0% of the outstanding shares of Common Stock of the Issuer. See also Items 3 and 4.

      (b) No change.

      (c) See Item 3. Other than the transactions listed in Item 3, no other transactions in the Common Stock of the Issuer were effected by GFS Acquisition, GFS or Mr. Miller during the past sixty days.

      (d) No change.

      (e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      No change.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      *Exhibit 1.    Statement of Joint Filing.

      *Exhibit 2.    Promissory Note dated December 28, 1998 made
                     by GFS in favor of Citizens Bank and Trust Company.

-----
* Previously filed as an Exhibit to the Schedule 13D dated June 4, 1999 filed by the reporting persons.

                                   SIGNATURES



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               GFS ACQUISITION COMPANY, INC.


August 2, 1999                 By:  /s/ Steve K. Miller

                                    ___________________________________
                                    Steve K. Miller, President



                               GENERAL FINACIAL SERVICES, INC.


August 2, 1999                 By:  /s/ Steve K. Miller

                                    ___________________________________
                                    Steve K. Miller, President



August 2, 1999
                                    /s/ Steve K. Miller

                                    ___________________________________
                                    Steve K. Miller